Dear Shareholders, Butterfield generated strong risk-adjusted returns during the first half of 2017, posting a 22.4% core return on average tangible common equity*, which demonstrates the efficiency of our business model and growth strategy. The Bank had core net income* of $76.0 million for the first six months of the year, up from $68.1 million during the same period last year, driven by year-on-year increases of $17.5 million in net interest income and $4.8 million in non-interest income. The increase in net interest income is a result of higher interest earned on cash and investments offset by lower interest earned on loan assets, while growth in non-interest income reflects the stability of the wealth management business and strong client retention following the 2016 acquisition of the HSBC Bermuda wealth management and trust businesses. Expenses increased by $9.6 million for the first six months of 2017, as compared to the same period in 2016. This is largely a result of non-recurring costs, including Butterfield’s sponsorship of the 35th America’s Cup in Bermuda, which provided the Bank with unprecedented business development opportunities as we hosted more than 800 clients and guests at Cup-related events over the summer, and an increased need for temporary contract personnel for strategic compliance projects. The need for temporary staff is expected to abate by the end of the calendar year as we implement our Sarbanes-Oxley compliance programme and embed new anti-money laundering systems and processes. Excluding non-core expenses, the core efficiency ratio* for the first six months of 2017 was 64.7%. STRATEGIC PROGRESS During the first quarter, Butterfield received regulatory approval for the establishment of a stand-alone residential mortgage business in London, Butterfield Mortgages Limited (BML), following the orderly wind-down of the UK private banking business in 2016. BML has retained a highly experienced team of residential mortgage specialists with strong connections in the London real estate market, who will continue to assist high net worth families based in the UK and internationally with the acquisition of high- end UK properties. BML creates enhanced balance sheet opportunities for Butterfield’s highly liquid Guernsey bank, providing a use of funds for Sterling deposits as floating rate Sterling loans. In February, following the well-received initial public offering in the US, Butterfield also completed a successful follow-on secondary offering of common shares, which saw the Carlyle Group (our largest shareholder since 2010) fully divest its shareholding in the Bank. Butterfield is now widely held with a diverse, long-term shareholder base. CAPITAL MANAGEMENT Tier 1 and Total capital ratios were well in excess of regulatory minimums at 17.0% and 19.1%, respectively, as at 30 June 2017, up from 15.3% and 17.6% at year-end 2016. Diluted earnings per share for the first half of 2017 were $1.30, up from $1.02 for the same period last year. The Board declared interim dividends totalling $0.64 per share during the period ($0.32 per share from both first and second quarter earnings, with dividends from second quarter earnings paid to shareholders of record at 14 August on 28 August 2017). BOARD CHANGES Subsequent to the end of the second quarter, Chairman E. Barclay Simmons, who had served as a Director for six years and Chairman for nearly two years, and Wolfgang Schoellkopf, who served as a Director for over seven years, both retired from the Board effective 25 July 2017. Upon Barclay’s retirement, I was named Chairman and CEO, and independent Director David Zwiener was appointed Lead Independent Director. I look forward to continuing to work with David and my fellow Directors to strengthen the Bank’s client relationships and build value for our shareholders. Michael W. Collins Chairman and Chief Executive Officer 31 August 2017 REPORT TO SHAREHOLDERS & FINANCIAL HIGHLIGHTS SIX MONTHS ENDED 30 JUNE 2017 * See table “Reconciliation of US GAAP Results to Core Earnings” for reconciliation of US GAAP results to non-GAAP measures.

GROUP HIGHLIGHTS Non-interest income rose 6.7% from $72.4 million at 30 June 2016 to $77.2 million at 30 June 2017, and represented 37.4% and 35.3% of our total net revenue, respectively. Banking fee revenues increased 12.3% to $21.0 million, due primarily to increased volumes of credit card transactions, especially during the America’s Cup, and a revised fee schedule for retail and commercial banking in certain jurisdictions. Asset management revenues increased by 24.4% to $11.8 million due primarily to increases in Bermuda resulting from the acquisition of HSBC Bermuda’s asset management business in the second quarter of 2016 and higher basis rates earned on the management of money market funds, with a slightly offsetting decrease in the UK resulting from the orderly wind down of the asset management business in that jurisdiction being completed in the second quarter of 2016. Trust revenues rose 8.1% to $22.6 million, attributable primarily to the acquisition of HSBC Bermuda’s trust business in the second quarter of 2016. Other non-interest income rose 2.1% to $2.0 million. The increases in non-interest income were partially offset by decreases of 13.5% in custody and other administration services revenues to $3.9 million, and 5.4% in foreign exchange income to $15.8 million. Net interest income before provisions for credit losses rose 10.0% from $126.7 million at 30 June 2016 to $139.4 million at 30 June 2017. Total interest income rose 8.7% from $135.5 million at 30 June 2016 to $147.3 million at 30 June 2017 due to higher investment income from increased investment portfolio balances offset by a decrease in interest and fees on loans. Interest expense declined 10.9% from $8.8 million at 30 June 2016 to $7.9 million at 30 June 2017 due primarily to lower deposit expense as UK deposits, which represented a relatively more expensive source of funding, were repaid by the second quarter 2016 as part of the orderly wind down of the London private banking business. Provisions for credit losses decreased 96.5% to $0.2 million due primarily to lower specific provisions during the first half of the year. The net interest margin (NIM) for the six months ended 30 June 2017 was 2.62% compared to 2.48% a year ago. The primary driver of the increase in NIM was investment portfolio yields. The average increase in the long-term yield of US Treasury debt positively affected the yield on our floating rate portfolio, in conjunction with an increased duration and growth in the held-to-maturity portfolio. This was augmented by an increase in loan yields as a result of the repricing of floating rate loans in certain jurisdictions. Other gains (losses) at 30 June 2017 were a gain of $2.2 million compared to a loss of $0.4 million at 30 June 2016. This increase related primarily to an increase of $1.9 million in net realised gains on available-for-sale (AFS) investments relating to gains on the sale of certain corporate bond AFS securities. Non-interest expenses increased 7.1% from $136.7 million at 30 June 2016 to $146.3 million at 30 June 2017, due primarily to salaries and other employee benefits relating to higher headcount resulting from the business acquisition completed in the second quarter of 2016, the remuneration of temporary and contract staff assisting with the implementation of compliance projects and increased post- retirement healthcare costs. Salaries and other employee benefits increased by 15.7% to $73.4 million, as detailed above. Technology and communication expenses decreased 7.9% to $26.3 million, due primarily to savings from a renegotiated service contract. Professional and outside services costs increased 30.8% to $12.3 million due mainly to the costs associated with the secondary offering of common shares. Indirect taxes increased 17.7% to $8.7 million, due mainly to a higher payroll tax rate and a new asset tax in Bermuda. Marketing expenses increased 73.2% to $3.3 million due principally to marketing initiatives during the America’s Cup in Bermuda. Restructuring expenses decreased 79.2% to $1.1 million due to higher costs in the comparative period on staff redundancy costs and professional services incurred in 2016. Total assets were $10.7 billion at 30 June 2017, down $0.4 billion from 31 December 2016. The Bank maintained a highly liquid position at 30 June 2017 with $5.5 billion of cash and cash equivalents, reverse repurchase agreements, and short and long-term investments, excluding held-to- maturity investments, representing 51.1% of total assets, compared with 55.0% at 31 December 2016.

The loan portfolio stood at $3.6 billion at 30 June 2017, up $17.4 million from year-end 2016. The movement was due primarily to paydowns in commercial lending offset by new residential mortgage loans written. It represented 33.6% of total assets, compared to 32.2% at 31 December 2016. Loans as a percentage of customer deposits were 37.9% at 30 June 2017 compared to 35.7% at the end of 2016. Allowance for credit losses totalled $43.5 million, a decrease of $0.8 million from year end due to recoveries on several specific provisions, as well as slightly lower general provisioning rates across several jurisdictions. The investment portfolio was $4.6 billion at 30 June 2017, compared to $4.4 billion at year-end 2016. The increased portfolio size was driven principally by a greater allocation of assets to the held-to-maturity portfolio, which increased $0.2 billion through the purchase of US government and federal agency securities in 2017. Total deposits were $9.5 billion at 30 June 2017, a decrease of $554.8 million from year-end 2016. The decrease was related to customer movements and no single significant trigger drove the deposit outflow. Shareholders’ equity increased 8.3% from $710.7 million as of 31 December 2016 to $769.9 million as of 30 June 2017, driven primarily by 2017 net income, net change in unrealised gains (losses) on AFS investments, offset by payment of common share dividends. Assets under administration were $124.6 billion at 30 June 2017. Assets under management were $4.9 billion at 30 June 2017. Complete financial statements and notes to the financial statements for the six months ended 30 June 2017 are available via the Investor Relations link on our website, www.butterfieldgroup.com.

FINANCIAL HIGHLIGHTS

(in thousands of US dollars except per share data - unaudited except where stated)

	As at	
Consolidated Balance Sheets	**30 June 2017**	31 December 2016[1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	**2,197,494**	2,770,219
Investment in securities	**4,558,118**	4,400,154
Loans, net of allowance for credit losses	**3,587,839**	3,570,478
Premises, equipment and computer software	**164,804**	167,773
Total assets	**10,678,732**	11,103,545
Total deposits	**9,478,811**	10,033,649
Long-term debt	**117,000**	117,000
Shareholders' equity	**769,877**	710,742

[1] Audited

	For the three-month period ended		For the six-month period ended	
Consolidated Statement of Operations	**30 June 2017**	30 June 2016	**30 June 2017**	30 June 2016
Non-interest income	**38,703**	37,900	**77,241**	72,418
Net interest income after provision for credit losses	**70,943**	59,029	**139,215**	121,708
Revenue before gains and losses	**109,646**	96,929	**216,456**	194,126
Salaries and other employee benefits	**37,384**	32,187	**73,379**	63,425
Other non-interest expenses	**38,198**	34,800	**73,379**	73,759
Net income before gains and losses	**34,064**	29,942	**69,698**	56,942
Other gains (losses)	**1,986**	(169)	**2,209**	(408)
Net income	**36,050**	29,773	**71,907**	56,534
Non-core items [6]	**1,438**	2,309	**4,106**	11,556
Core net income [6]	**37,488**	32,082	**76,013**	68,090
Shareholder data				
Return on common equity (%)	**19.0%**	16.7%	**19.5%**	16.1%
Core return on average tangible common equity (%) [6]	**21.6%**	20.1%	**22.4%**	21.9%
Return on average assets	**1.3%**	1.1%	**1.3%**	1.1%
Core return on average tangible assets [6]	**1.4%**	1.2%	**1.4%**	1.3%
Efficiency ratio	**67.4%**	64.0%	**66.6%**	67.5%
Core efficiency ratio [6]	**66.1%**	61.8%	**64.7%**	62.1%
Earnings per share ($)				
Basic	**0.66**	0.55[2]	**1.33**	1.04[2]
Diluted	**0.65**	0.54[2]	**1.30**	1.02[2]
Diluted - core [6]	**0.67**	0.59[2]	**1.37**	1.26[2]
Number of common shares[3]	**54,581,724**	46,754,504[2]	**54,581,724**	46,754,504[2]
Number of preference shares[5]	**-**	182,863	**-**	182,863
Dividend paid - common[4]	**0.32**	0.10[2]	**0.64**	0.20[2]
Dividend paid - preference[5]	**-**	20.00	**-**	40.00

[2] Comparative information was revised as a result of the 10-for-1 reverse share split effected 6 September 2016.
[3] Actual outstanding excludes common shares held as treasury stock.
[4] Common share capital, BMD 0.01 par, authorised shares 8,000,000,000.
[5] Preference share capital, USD 0.01 par, 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting, US $1,000 per share issuance price. On 15 December 2016, the Bank effected a mandatory redemption of its preference shares. All outstanding preference shares were redeemed, cancelled and reverted to authorised but unissued preference shares of the Bank.
[6] See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at 30 June 2017 in the common shares of the Bank were 345,723 shares.

During the six-month period ended 30 June 2017, 252,053 restricted common shares of the Bank were granted to executive officers and 9,028 unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our website at: www.butterfieldgroup.com.

RECONCILIATION OF US GAAP RESULTS TO CORE EARNINGS

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

	For the three-month period ended		For the six-month period ended	
(in $ millions except per share amounts)	30 June 2017	30 June 2016	30 June 2017	30 June 2016
Net income	36.1	29.8	71.9	56.5
Dividends and guarantee fee of preference shares	-	(4.1)	-	(8.2)
Net income to common shareholders	36.1	25.7	71.9	48.3
Non-core items				
Non-core (gains) losses				
Gain on disposal of a pass-through note investment (formerly a SIV)	-	-	(0.1)	-
Adjustment to holdback payable for a previous business acquisition	-	-	0.1	0.9
Total non-core (gains) losses	-	-	-	0.9
Non-core expenses				
Early retirement programme, redundancies and other non-core compensation costs	0.1	0.1	0.1	1.4
Tax compliance review costs	0.7	0.5	0.9	1.2
Provision in connection with ongoing tax compliance review	-	-	-	0.7
Business acquisition costs	-	1.0	-	2.2
Restructuring charges and related professional service fees	0.6	0.7	1.1	5.2
Secondary offering costs	-	-	2.0	-
Total non-core expenses	1.4	2.3	4.1	10.7
Total non-core items	1.4	2.3	4.1	11.6
Core net income	37.5	32.1	76.0	68.1
Core net income attributable to common shareholders	37.5	28.0	76.0	59.9
Average shareholders' equity	759.2	799.5	744.7	785.8
Less: average preference shareholders' equity	-	(182.9)	-	(182.9)
Average common equity	759.2	616.6	744.7	602.9
Less: average goodwill and intangible assets	(61.6)	(57.4)	(61.7)	(54.1)
Average tangible common equity	697.6	559.2	683.0	548.8
Return on equity	19.0 %	16.7 %	19.5 %	16.1 %
Core return on average tangible common equity	21.6 %	20.1 %	22.4 %	21.9 %
Core earnings per common share fully diluted [1]	0.67	0.59	1.37	1.26
Core return on average tangible assets				
Total average assets	10,981.8	10,794.8	10,987.7	10,566.7
Less: average goodwill and intangible assets	(61.6)	(57.4)	(61.7)	(54.1)
Average tangible assets	10,920.2	10,737.4	10,926.0	10,512.6
Return on average assets	1.3 %	1.1 %	1.3 %	1.1 %
Core return on average tangible assets	1.4 %	1.2 %	1.4 %	1.3 %
Efficiency ratio				
Non-interest expenses	75.3	66.7	146.3	136.7
Less: Amortisation of intangibles	(1.1)	(1.3)	(2.1)	(2.3)
Non-interest expenses before amortisation of intangibles	74.2	65.5	144.2	134.4
Non-interest income	38.7	37.9	77.2	72.4
Net interest income before provision for credit losses	71.5	64.3	139.4	126.7
Net revenue before provision for credit losses and other gains/losses	110.2	102.2	216.6	199.1
Efficiency ratio	67.4 %	64.0 %	66.6 %	67.5 %
Core efficiency ratio				
Non-interest expenses	75.3	66.7	146.3	136.7
Less: non-core expenses	(1.4)	(2.3)	(4.1)	(10.7)
Less: amortisation of intangibles	(1.1)	(1.3)	(2.1)	(2.3)
Core non-interest expenses before amortisation of intangibles	72.8	63.2	140.1	123.7
Core revenue before other gains and losses and provision for credit losses	110.2	102.2	216.6	199.1
Core efficiency ratio	66.1 %	61.8 %	64.7 %	62.1 %

[1] Comparative information revised as a result of the 10-for-1 reverse share split effected 6 September 2016.

The Bank of N.T. Butterfield & Son Limited 65 Front Street, Hamilton, Bermuda FORWARD-LOOKING STATEMENTS Certain of the statements made in this Report are “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our United States Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.